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Exhibit (e)(5)

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

        THIS AGREEMENT is entered into as of June 15, 2011, by and between MediaMind Technologies Ltd., Israeli Company number 51-283009-2 (the "Company") and Ofer Zadikario, Israel I.D. number 2959885H (the "Employee").

        WHEREAS:    the Company and the Employee previously entered into that certain Employment Agreement, dated as of April 26, 2007 (the "Prior Agreement");

        WHEREAS:    the Company is a wholly owned subsidiary of MediaMind Technologies Inc., a Delaware corporation;

        WHEREAS:    DG FastChannel, Inc., a Delaware corporation ("Parent"), DG Acquisition Corp. VII, a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and MediaMind Technologies, Inc. have entered into an Agreement and Plan of Merger dated as of the date hereof, which provides for, among other things, the merger of Purchaser with and into MediaMind Technologies, Inc.(the "Merger"); and

        WHEREAS:    subject to, and effective as of, the closing date of the Merger (the "Effective Date"), the Company and the Employee desire to amend and restate the Prior Agreement as set forth herein.

        NOW, THEREFORE, in consideration of the respective agreements of the parties contained herein, the parties agree as follows:

1.
Employment

(a)
The Company agrees to employ the Employee as Senior Vice President and Chief Solutions Officer of MediaMind, and the Employee agrees to be employed by the Company as Senior Vice President and Chief Solutions Officer of MediaMind according to the terms and conditions hereinafter set forth. The Employee's place of employment will be the Company's offices in Herzliya Pituach, Israel; provided that the Employee's position as Senior Vice President and Chief Solutions Officer of MediaMind shall require such business travel (including international travel) as may be determined by Parent from time to time, which travel may be variable and frequent in nature.

(b)
The Employee's duties and responsibilities shall be defined by the Chief Digital Officer of Parent or such other officer as the Board of Directors of Parent may designate (the "Supervisor"). The Employee shall be under the direct supervision of and comply with the directives of his appointed Supervisor.

(c)
Excluding periods of vacation and sick leave to which the Employee is entitled or required, the Employee agrees to devote total attention and full time to the business and affairs of the Company and its subsidiaries or any other related or affiliated companies as required discharging the responsibilities assigned to the Employee hereunder. During the term of this Agreement, the Employee shall not be engaged in any other employment nor engage actively in any other business activities or in any other activities which may hinder his performance hereunder, with or without compensation, for any other person, firm or company without the prior written consent of the Company.

(d)
The Employee's duties shall be in the nature of management duties that demand a special level of loyalty and accordingly the Law of Work Hours and Rest 5711 -1951 shall not apply to this Agreement. The parties hereto confirm that this is a personal services contract and that the relationship between the parties hereto shall not be subject to any general or special collective employment agreement, extension order, or any custom or practice of the Company in respect of any of its other employees or contractors.

(e)
As of the date of this Agreement, the Employee has received all outstanding entitlements arising out of or in any way connected with his employment by the Company, excluding lawfully accrued and untaken vacation and sick leave entitlements, accrued and unpaid recuperation pay and amounts accumulated in any Manager's Insurance Policy or other pension arrangement or Further Education Fund, if any (the "Accrued Entitlements"). Other than the Accrued Entitlements, the Employee has no claims or demands against the Company or any affiliated entity.

2.
Salary

(a)
The Company agrees to pay or cause to be paid to the Employee during the term of this Agreement a gross monthly salary of 70,759 NIS (the "Base Salary"). The Base Salary shall be payable monthly in arrears, not later than the 9th day of each month.

(b)
All amounts payable hereunder shall be reviewed annually by the Supervisor.

(c)
For the avoidance of doubt, benefits, entitlements, and any other amounts awarded hereunder to the Employee which are not expressly included within the definition of Base Salary shall not constitute a portion of the Employee's salary for purposes of calculating any benefit, contribution, or deduction which is calculated as a percentage or multiple thereof.

3.
Hours of Work

(a)
Without derogating the above said in Section 1(d), the Employee's weekly working hours shall not be less than 42.5 hours per week, while working hours on Sunday to Thursday shall not be less than eight and a half hours per day. Regular working hours shall be from 09:00 to 18:00 (including a break of 30 minutes).

(b)
The Company has flexible working hours. The Employee will be entitled, if he so desires, to work different hours from those of the regular working hours after consultation with all his co-workers and after obtaining authorization from his Supervisor, and only upon his completing his full monthly quota of working hours, as are required by his position. The Employee shall also be required to work additional hours and/or irregular working days, as may be required by the Company, from time to time.

(c)
Due to the nature of the work and the flexible nature of the working hours as detailed above, the Employee's working hours will not be supervised.

4.
Employee Benefits

(a)
The Employee shall be entitled to the following benefits:

(i)
Quarterly Bonus. The Company agrees to pay the Employee a quarterly bonus determined by the Supervisor based on predefined MBOs. The quarterly bonus and the MBOs are discretionary, and may be changed from time to time for any period that commences after the Effective Time; provided that the quarterly bonus target shall be not less than $10,000. For the avoidance of doubt, as a conditional payment, the quarterly MBO bonus shall not constitute a salary component for any purpose, including for the purpose of calculating any severance payment to which the Employee may be entitled according to any law or agreement nor shall it be subject to any fringe benefits and/or social contributions of any kind.

(ii)
Yearly Bonus. The Employee shall be eligible to receive a yearly bonus based upon the achievement of certain performance goals determined by Parent's board of directors. The Employee's target bonus opportunity shall be $30,000 for 2011. In any event of termination of employment (except in the case of termination for Cause, as defined below), the Employee shall be entitled to receive a pro rata portion of the bonus on the basis of the portion of the year the Employee was employed. For the avoidance of doubt, as a conditional payment, the bonus shall not constitute a salary component for any purpose, including for the purpose of calculating any severance payment to which the

      Employee may be entitled according to any law or agreement nor shall it be subject to any fringe benefits and/or social contributions of any kind.

    (iii)
    Sick Leave. The Employee shall be entitled to fully paid sick leave pursuant to the Sick Pay Law 5736 - 1976.

    (iv)
    Vacation. The Employee shall be entitled to an annual vacation of 25 working days per working year. The Employee may accrue vacation days up to the maximum number of days set forth in the Company's vacation policy, as amended from time to time.

    (v)
    Manager's Insurance. The Company shall insure the Employee in a Manager's Insurance Policy (the "Policy") in the name of the Employee upon the start date and shall pay a sum up to l5.83% of the Employee's Base Salary towards such Policy, of which 8.33% will be on account of severance pay and 7.5% on account of pension fund payments and on account of loss of working capacity payments. The Company shall deduct 5% from the Employee's Base Salary to be paid on behalf of the Employee towards such Policy.

    (vi)
    Further Education Fund Contributions. The Company shall pay a sum equal to 7.5% of the Employee's Base Salary and shall deduct 2.5% from the Employee's Base Salary to be paid on behalf of the Employee toward a further education fund. Use of these funds shall be in accordance with the by-laws of such fund.

    (vii)
    Lunch. The Company shall provide a meal allowance for the Employee on working days according to a meal plan to be established by the Company. The cost of the meal allowance provided shall be considered part of the Employee's taxable income.

5.
Intellectual Properties, Inventions, Patents, Etc.

(a)
Intellectual Properties, Inventions, Etc. The Employee agrees that any and all systems, work-in-progress, inventions, discoveries, improvements, processes, compounds, formulae, patents, copyrights and trademarks, made, discovered or developed by him, solely or jointly with others, or otherwise, during the term of his employment by the Company, and which may be useful in or relate to any business of the Company and/or any subsidiary or affiliate of the Company shall be fully disclosed by the Employee to his Supervisor, and shall be the sole and absolute property of the Company, and the Company will be the sole and absolute owner thereof. The Employee agrees that at all times, both during his employment and after the termination of his employment, he will keep all of the same secret from everyone except the Company and its duly authorized employees and will disclose the same to no one except as required in good faith in the course of his employment with the Company, or by law, or unless otherwise authorized in writing by his Supervisor.

(b)
Patents. The Employee agrees, at the request of the Company, to make application in due form for United States Letters Patent and foreign Letters Patent on any of such systems, inventions, discoveries, improvements, processes, compounds and formulae referred to in this Section, and to assign to the Company all of his right, title and interest in and to said inventions, discoveries, improvements, processes, compounds, formulae and patent applications or patents thereon, and to execute at any and all times any and all instruments, and to do any and all acts necessary, or which the Company may deem desirable, in connection with such applications for Letters Patent, in order to establish and perfect in the Company the entire right, title and interest in and to said systems, inventions, discoveries, improvements, processes, compounds, formulae and patent applications therefore, or in the conduct of any proceedings or litigation in regard thereto. It is understood and agreed that all costs and expenses, including but not limited to reasonable attorneys' fees, incurred at the request of the Company in connection with any action taken by the Employee pursuant to this Section, shall be borne by the Company. With respect to aforementioned Letters Patent, the Employee herewith waives any rights that the Employee may have for any royalties in Service Inventions (as this term is defined under Section 132 of the Israel Patent Law (the "Patent Law")), should it be deemed that such patents are Service Inventions. This clause constitutes an express waiver of any right that the Employee may have, or any other right that the Employee may have, in connection therewith under Section 134 of the Patent Law.

  (c)
  Trade Secrets, Etc. The Employee agrees that he shall not, during or after the termination of this Agreement, divulge, furnish or make accessible to any person, firm, corporation or other business entity, any systems, inventions, discoveries, improvements, processes, compounds, formulae referred to in this Section information and any trade secrets, technical data or know-how relating to the business, business practices, methods, products, processes, equipment, clients' prices or other confidential or secret aspect of the business of the Company and/or any subsidiary or affiliate, except as may be required in good faith in the course of his employment with the Company or by law, without the prior written consent of the Company, unless such information shall become public knowledge (other than by reason of Executive's breach of the provisions hereof).

6.
Non-Competition; Solicitation

(a)
The Employee agrees that during his employment with the Company and for a period of 18 months after the Employee leaves the Company's employ for any reason, he shall not, without the written consent of the Company, directly or indirectly, either individually or as an employee, agent, partner, shareholder, consultant, option holder, lender of money, guarantor or in any other capacity, participate in, engage in or have a financial interest or management position or other interest in any business, firm, corporation or other entity if it competes with any business operation conducted by the Company or Parent or any of their subsidiaries or other affiliates or any successor or assign thereof, as such business operations may be altered or expanded during the Employee's period of employment or service with the Company or Parent, nor will he solicit any other person to engage in any of the foregoing activities. Participation in the management of any business operation other than in connection with the management of a business operation which is in competition with the Company, Parent or any of their subsidiaries or affiliates or any successor or assign thereof shall not be deemed to be a breach of this Section. The foregoing provisions of this Section shall not prohibit the ownership by the Employee (as the result of open market purchase) of 1% or less of any class of capital stock of a publicly held corporation which is regularly traded on any national securities exchange.

(b)
The Employee will not at any time during his employment with the Company and for a period of 18 months after the Employee leaves the Company's employ for any reason, solicit for hire (or assist or encourage the solicitation of) or hire any employee of the Company or Parent or any of their subsidiaries or other affiliates to work for the Employee or for any business, firm, corporation or other entity in which the Employee, directly or indirectly, in any capacity described in this Section, participates or engages (or expects to participate or engage) or has (or expects to have) a financial interest or management position.

(c)
Each covenant contained in this Section 6 is separate and distinct from, shall be in addition to and may be enforced separately from, any similar restriction contained in any other agreement between the Employee, Parent and/or the Company and/or any of their respective subsidiaries or other affiliates.

(d)
If any of the covenants contained in this Section 6, is held by a court of competent jurisdiction to be unenforceable because of the duration of such provision, the activity limited by or the subject of such provision and/or the area covered thereby, then the court making such determination shall construe such restriction so as to thereafter be limited or reduced to be enforceable to the greatest extent permissible by applicable law.

  (e)
  The Parties hereto acknowledge that the undertakings set forth in this Section 6 are reasonable in light of the Employee's position and duties within the Company, the nature of the Company's business, and the compensation to which the Employee shall be entitled.

7.
Term and Termination

(a)
The term of employment under this Agreement shall commence as of the Effective Date and will continue unless terminated under the following circumstances:

(i)
Disability. The Company may terminate the Employee's employment after having established the Employee's disability. For purposes of this Agreement, "disability" means a physical or mental infirmity which impairs the Employee's ability to substantially perform his duties under this Agreement which continues for a period of at least 90 consecutive days. Upon termination for disability, the Employee shall be entitled to severance pay required by law and prior notice.

(ii)
For Cause. The Company may terminate the Employee's employment for Cause; provided that the Company provides the Employee with written notice specifying the circumstances alleged to constitute Cause within 120 days after the first occurrence of such circumstances, and the Employee fails to cure such circumstances within 30 days after his receipt of such notice. "Cause" means the termination of the Employee's employment by the Company for any of the reasons mentioned in section 16-17 of the Severance Pay Law, 5723-1963, including but not limited to: (i) conviction of any felony involving moral turpitude or affecting the Company or Parent or any of their subsidiaries or other affiliates; (ii) embezzlement of funds of the Company or Parent or any of their subsidiaries or other affiliates; (iii) any breach of the Employee's fiduciary duties or duties of care to the Company or Parent or any of their subsidiaries or other affiliates (except for conduct taken in good faith); or (iv) any conduct (other than conduct in good faith) materially detrimental to the Company or Parent or any of their subsidiaries or other affiliates. If the employment of the Employee is terminated for Cause, then the Employee shall not be entitled to severance pay and shall be entitled only to the portion of the Manager's Insurance Policy that was contributed by the Employee.

(iii)
Without Cause or by the Employee. The Company may terminate the Employee's employment without Cause, and the Employee may terminate his employment for any reason, in each provided prior notice is given under Section 7(b).

(b)
Prior Notice:

    "Employment" for the purpose of this Agreement starts the day the Employee joined the Company (and not the signing date of this Agreement).

    Prior notice shall be given by each party to the other in writing. The prior notice shall be 6 months (the "Prior Notice Period"). During the Prior Notice Period the Company shall continue paying to the Employee the Base Salary and all other benefits he is entitled to, including but not limited to the right for stock options under any agreement with the Company or Parent. The Company shall be entitled in its sole discretion to end the employer-employee relationship and pay the Employee (Base Salary and pro rata portions of the quarterly and yearly bonuses (without duplicating any payment described in Section 4(a)(ii) above)) in lieu of prior notice. In such a case it is agreed that the Employee shall be entitled to exercise his right to all of the options to purchase shares of Parent's common stock ("Options"); provided that their vesting dates occur prior to or during the Prior Notice Period.

  (c)
  Upon the termination of the Employee's employment with the Company for any reason other than by the Company for Cause, in addition to any other rights and benefits provided to the Employee in this Agreement, the right to receive the Manager's Insurance Policy and the further education fund shall be automatically assigned to the Employee, the Employee shall promptly receive payment in respect of any unused vacation, and the Employee shall be entitled to all other vested benefits due under the terms of the applicable benefit plan or agreement or under any applicable law.

  (d)
  During the period following notice of termination by any party for any reason, the Employee shall cooperate with the Company and use his or her best efforts to assist the integration into the Company's organization of the person or persons who will assume the Employee's responsibilities. At the option of the Company, the Employee shall during such period either continue with his or her duties or remain absent from the premises of the Company.

  (e)
  In the event of any termination of his employment, whether or not for Cause and whatever the reason, the Employee will promptly deliver to the Company all documents, data, records and other information pertaining to his employment or any proprietary information or the Company's intellectual property, and the Employee will not take with him any documents or data, or any reproduction or excerpt of any documents or data, containing or pertaining to his employment or any proprietary information or Company's intellectual property.

8.
ISOP:

(a)
The Employee shall be entitled to receive a grant of Options with respect to 50,000 shares of Parent's common stock (the "Initial Grant") as soon as reasonably practicable following the Effective Date. For the avoidance of doubt, the Initial Grant shall be in addition to any options with respect to shares of the Company's common stock held by the Employee that are exchanged for Options in connection with the Merger. Subject to the provisions of the equity incentive plan governing the Employee's Options (the "Plan"), the Initial Grant and all other Options granted to the Employee shall vest and become exercisable according to the vesting dates set forth in the applicable grant document covering such Options; provided, subject to Section 8(b), that the Employee is providing services to the Company or Parent on the applicable vesting date. Notwithstanding the foregoing or any provision of the Plan or such grant document to the contrary, on termination of the Employee's employment for any reason other than by the Company for Cause, the Employee shall be entitled to exercise the vested portion of any Options then held by the Employee (including any portions of such Options that vest on such termination) until the 10th anniversary of the grant date; provided, however, that the expiration of such Options may change if the Board of Directors of Parent shall decide to change this right to one which is equal or preferable to the Employee (such as reversed-vesting, etc.) or in the event a Change in Control (as defined below) shall occur.

    The Employee shall have "Good Reason" to resign his employment within 120 days following the occurrence of any of the following events without the Employee's consent: (i) a reduction in the Employee's base salary; (ii) relocation of the geographic location of his principal place of employment by more than 50 kilometers from the location specified in Section 1(a); or (iii) a material and adverse reduction in the Employee's duties or responsibilities; provided, however, that the Employee may not resign his employment for Good Reason unless the Employee has provided the Company with at least 30 days' prior written notice of the Employee's intent to resign for Good Reason (which 30 days shall not count against the 120 day period above) and the Company has not cured the condition constituting Good Reason within such 30 day period.

  (b)
  Notwithstanding the above, upon the closing of a Change in Control event, 50% of any unvested Options held by the Employee shall fully vest and be immediately exercisable. On termination of the Employee's employment by the Company without Cause or by the Employee for Good Reason at any time during the 12-month period following a Change of Control, all (100%) of the unvested Options held by the Employee shall fully vest and be immediately exercisable.

    "Change of Control" means (i) the dissolution or liquidation of Parent or a merger, consolidation, or reorganization of Parent with one or more other entities in which Parent is not the surviving entity and which results in the holders of the combined voting power of all the outstanding classes of stock of Parent immediately prior to such transaction owning less than fifty percent (50%) of the combined voting power of all the outstanding classes of stock of the surviving corporation immediately following such transaction, (ii) a sale of all or substantially all of the assets of Parent to another person or entity (other than an affiliate of Parent), or (iii) any transaction (including without limitation a merger or reorganization in which Parent is the surviving entity) which results in any person or entity (other than persons who are shareholders or affiliates of Parent immediately prior to such transaction) owning fifty percent (50%) or more of the combined voting power of all classes of stock of Parent.

9.
Reserve Duty

  The Employee shall continue to receive the salary provided for hereunder during periods of military reserve duty. The Employee hereby assigns and undertakes to pay to the Company any amounts received from the National Insurance Institute as compensation for such reserve duty service.

10.
Taxes

  The Company shall withhold or charge the Employee with all taxes and other compulsory payments as required under law in respect of, or resulting from, the compensation paid to or received by him/her and in respect of all the benefits that the Employee is or may be entitled to.

11.
Notices

  For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or sent by registered mail, postage prepaid, addressed to the respective addresses set forth below or last given by each party to the other, except that notice of change of address shall be effective only upon receipt.

  The initial addresses of the parties for purposes of this Agreement shall be as follows;

The Company:	MediaMind Technologies Ltd 7 Ha'Mada St. Herzliya Pituach, 46733 Israel Attn: General Counsel
The Employee:	Ofer Zadikario 21 Chibat Zion St. Ra'anana Israel
12.
Miscellaneous

(a)
Certain information concerning the Employee gathered by the Company may be held and managed by the Company or on its behalf, inter alia, on databases according to law, and that the Company shall be entitled to transfer such information to third parties, in Israel or abroad. The Company undertakes that the information will be used, and transferred for legitimate business purposes only. Without derogating from the generality of the above, such purposes may include human resources management and assessment of potential transactions, to the extent required.

  (b)
  Subject to applicable law, the Company, and any related entity, may monitor the Employee's use of their information technology systems and monitor, copy, transfer and disclose all electronic communications and content transmitted by or stored in such systems, regardless of the location or time of such use, in pursuit of the Company's legitimate business interests all in accordance with Company's policies as in effect from time to time. For the purposes of this section, information technology systems include equipment and software.

  (c)
  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Employee and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

  (d)
  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law.

  (e)
  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

  (f)
  Subject to Section 6(c), this Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof. Subject to Section 6(c), no agreement or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

  (g)
  Without limiting the generality of Section 12(d), as of the Effective Date, this Agreement shall replace and supersede the Prior Agreement in its entirety, and, as of such date, the Prior Agreement shall have no further force and effect, provided that the Company shall retain all of its rights under this Agreement and the Prior Agreement with respect to confidentiality, non-competition, non-solicitation and intellectual property matters. Notwithstanding the foregoing, if the Merger is not consummated for any reason, this Agreement shall be deemed null and void, and the offer of employment and provisions contained herein shall not be binding upon the Company or the Employee.

  (h)
  This Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and assigns, and the Company shall require such successor or assign to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. The term "successors and assigns" as used herein shall mean a corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement) whether by operation of law or otherwise.

  (i)
  Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Employee, his beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Employee's legal personal representative.

  (j)
  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

        [Signature page follows.]

        IN WITNESS WHEREOF, the Company has caused this Employment Agreement to be executed by its duly authorized officer and the Employee has executed this Agreement as of the day and year first above written.

MediaMind Technologies Ltd:		Employee:
By:	/s/ Gal Trifon Name: Gal Trifon Title: Chief Executive Officer	By:	/s/ Ofer Zadikario Name: Ofer Zadikario
Acknowledged on behalf of Parent:
DG FastChannel, Inc.:
By:	/s/ Neil Nguyen Name: Neil Nguyen Title: President and Chief Operating Officer

[Signature Page to Amended and Restated Employment Agreement]

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  Exhibit (e)(5)
AMENDED AND RESTATED EMPLOYMENT AGREEMENT